Exhibit 99.7

FOR IMMEDIATE RELEASE

Norway: TotalFinaElf takes 10 % in all of the fields within
the Oseberg zone

Paris, March 20, 2002 - TotalFinaElf announces that it has signed an agreement with the Norwegian authorities aimed at rearranging and increasing its interests in the fields within the Oseberg zone in the Norwegian North Sea.

The Group now holds a 10% interest in each of the four permits that make up the zone (PL 53, PL 079, PL 104, PL 171B) and in this way takes an interest in the Oseberg South field. Production from the Oseberg zone is currently around 380,000 barrels of oil equivalent per day.

As a result of this new agreement, TotalFinaElf has strengthened its position in Norway, where the Group is a leading international oil and gas producer, with a production of around 400,000 barrels of oil equivalent per day.